UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alamo Energy Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

393060-10-8

(CUSIP Number)

April 12, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393060-10-8	13G	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS Range Kentucky Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 8,500,000
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 393060-10-8	13G	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS Range Exploration Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 8,500,000
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 393060-10-8	13G	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS William Byrd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,500,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 8,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS Frode Aschim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,500,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 8,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS Petter Hagland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,500,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 8,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 7 of 16 Pages

Item 1(a).	Name of Issuer:

        Alamo Energy Corp. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

        10497 Town and Country Way, Suite 820, Houston, Texas, 77024

Item 2(a).	Name of Person Filing:

        Range Kentucky Holdings LLC

        Range Exploration Partners LLC

        William Byrd

        Frode Aschim

        Petter Hagland

        The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

        The principal business office address of each of the Reporting Persons is: c/o Range Exploration Partners LLC, 504         Freemont Street, Thermopolis, Wyoming 82443

Item 2(c).	Citizenship:

        Range Kentucky Holdings LLC – Wyoming

        Range Exploration Partners LLC – Wyoming

        William Byrd – United States

        Frode Aschim – Norway

        Petter Hagland – Norway

Item 2(d).	Title of Class of Securities:

        Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

        393060-10-8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 393060-10-8	13G	Page 8 of 16 Pages

(g)	☐ A parent holding company or control person in accordance with Rule 13d-l(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 240.13d-l(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount beneficially owned:

As of April 12, 2011, 8,500,000 shares of Common Stock were held by Range Kentucky Holdings LLC. Range Exploration Partners LLC is the sole manager and majority owner (85%) of Range Kentucky Holdings LLC. Range Exploration Partners LLC is managed by Messrs. Aschim, Byrd and Hagland. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock held by Range Kentucky Holdings LLC.

Messrs. Aschim, Byrd and Hagland each disclaim their beneficial ownership of the Common Stock reported herein except to the extent of their pecuniary interest therein.

Range Kentucky Holdings LLC (“Range Kentucky”) and the Company have also entered into an additional shares agreement (the “Additional Shares Agreement”) in connection with a Membership Interest Purchase and Sale Agreement between the parties (the “Purchase Agreement”) pursuant to which five million five hundred thousand (5,500,000) shares (“Protected Shares”) of the Company’s common stock held by the Range Kentucky will be subject to downside price protection for a period of up to 24 months following the closing date of the Purchase Agreement (“Protection Period”). The Additional Shares Agreement provides that if, during the Protection Period, the 10-day volume weighted average price (“VWAP”) of the Company’s common stock is less than or equal to $0.60 per share (“First Triggering Per Share Price”) , Range Kentucky may elect to adjust the Per Share Price to equal the 10-day VWAP on the Triggering Date. If, during the Protection Period, the 10-day VWAP is less than or equal to $0.35 per share (“Second Triggering Per Share Price”), Range Kentucky may elect to adjust the Per Share Price to equal the 10-day VWAP on the Triggering Date. The Triggering Date is the date the 10-day VWAP is less than or equal to the First Triggering Per Share Price or the Second Triggering Per Share Price, as applicable. In the event there is an adjustment based on the First Triggering Per Share Price, the Company shall issue to Range Kentucky the number of shares of common stock obtained by (i) multiplying the number of Protected Shares held by Range Kentucky on the Triggering Date by the Per Share Price and (ii) subtracting the number of Protected Shares held by Range Kentucky on the Triggering Date from the quotient obtained by dividing the product specified in (i) by the First Adjusted Per Share Price. In the event there is an adjustment based on the Second Triggering Price, the Company shall issue to Range Kentucky the number of shares of common stock obtained by (a) multiplying the number of Protected Shares held by Range Kentucky on the Triggering Date by the Per Share Price, and (b) subtracting the number of Protected Shares held by Range Kentucky on the Triggering Date and any additional shares issued based on the First Triggering Per Share Price from the quotient so obtained by dividing the product specified in (a) by the Second Adjusted Per Share Price. This brief description of the Additional Shares Agreement is only a summary of the material terms and is qualified in its entirety by reference to the full text of the Additional Shares Agreement which is attached to this Schedule 13G as Exhibit E.

CUSIP No. 393060-10-8	13G	Page 9 of 16 Pages

(b)	Percent of class:

As disclosed by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 22, 2011, there were 48,688,520 shares of Common Stock outstanding as of March 22, 2011. Following the issuance of the 8,500,000 shares of Common Stock to Range Kentucky on April 12, 2011, the Company has 57,168,520 total shares of Common Stock outstanding. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 14.9% of the total number of outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote.

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote.

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of.

See Item 7 of each cover page.

(iv)	Shared power to dispose of or to direct the disposition of.

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 393060-10-8	13G	Page 10 of 16 Pages

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 393060-10-8	13G	Page 11 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

RANGE KENTUCKY HOLDINGS LLC

By: Range Exploration Partners LLC, as manager

/s/ WILLIAM BYRD
Name: William Byrd
Title: Authorized Manager

CUSIP No. 393060-10-8	13G	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

RANGE EXPLORATION PARTNERS LLC

/s/ WILLIAM BYRD
Name: William Byrd
Title: Authorized Manager

CUSIP No. 393060-10-8	13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

/s/ WILLIAM BYRD
Name: William Byrd

CUSIP No. 393060-10-8	13G	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

/s/ FRODE ASCHIM
Name: Frode Aschim

CUSIP No. 393060-10-8	13G	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

/s/ PETTER HAGLAND
Name: Petter Hagland

CUSIP No. 393060-10-8	13G	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated April 22, 2011, by and among (i) Range Kentucky Holdings LLC; (ii) Range Exploration Partners LLC; (iii) William Byrd; (iv) Frode Aschim; and (v) Petter Hagland.

Exhibit B.	Power of Attorney of William Byrd, dated April 22, 2011.

Exhibit C.	Power of Attorney of Frode Aschim, dated April 22, 2011.

Exhibit D.	Power of Attorney of Petter Hagland, dated April 22, 2011.

Exhibit E.

Additional Shares Agreement pursuant to the Membership Interest Purchase and Sale Agreement dated April 12, 2011 (Filed as Exhibit 10.4 to Alamo Energy Corp.’s Current Report of Form 8-K, filed on April 13,

2011.)